Exhibit 99.1

2015 First Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2015

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the February 28, 2015 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of April 14, 2015 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;

•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

•	our selection and licensing of products and product candidates;

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our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;

•	the inability to forecast wholesaler demand and/or wholesaler buying patterns;

•	the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues;

•	the timing and amount of insurance reimbursement for our products;

•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the availability and pricing of third-party sourced products and materials;

•	difficulties or delays in manufacturing;

•	the manufacturing capacity of third-party manufacturers that we may use for our products;

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the successful compliance with United States Food and Drug Administration (“FDA”) and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses; and

•	Difficulties or delays in the FDA approval process for Abbreviated New Drug Applications (“ANDAs”).

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov.  The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

CORPORATE HIGHLIGHTS

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On February 2, 2015, we announced that we entered into an agreement with Teva Pharmaceuticals USA, Inc. (“Teva”) by which we have granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S.

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On March 30, 2015, the Company announced it recently submitted an Investigational New Drug Application (“IND”) to the FDA for Rexista™ Oxycodone XR in anticipation of the commencement of Phase III clinical trials. Planning has begun for the Phase III trials that will examine the efficacy and safety of Rexista™ Oxycodone XR in individuals with chronic low back pain. The Company also announced it had recently conducted and analyzed the results of three definitive open label, blinded, randomized, crossover, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to Oxycontin™ under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. Intellipharmaceutics has received topline data results from all three studies. The results from the studies suggest that Rexista™ Oxycodone XR met the bioequivalence criteria relative to Oxycontin ® (90 percent confidence interval of 80 to 125 percent) for all matrices (i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time or steady state (AUCt or AUCss) and on the measure of area under the curve infinity (AUCinf) as applicable. These positive results of the Phase I studies form a bases for the Company to move forward, subject to FDA guidance and availability of funding, to Phase III trials.

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Also on March 30, 2015 the Company reported that the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for its once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the new drug application ("NDA") 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. This Pre-IND request with the FDA is focused on the Company’s proposed Phase III clinical program.

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In April 2015, we received notice that our Abbreviated New Drug Submission (“ANDS”) for Quetiapine fumarate extended release tablets (a generic of Seroquel XR®) was accepted for review by Health Canada. This submission consists of 5 strengths, similar to our previous ANDA filing with the FDA.

There can be no assurance that additional clinical trials will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting any additional ANDAs, ANDSs or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or any future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par Pharmaceutical, Inc. (“Par”). As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties.  Teva launched their own 5 mg and 10 mg strengths of generic Focalin XR® capsules on November 11, 2014 and February 2, 2015, respectively.  We believe that Par intends to launch the 5mg strength in May 2015 and the 10mg strength in August 2015, upon the expiry of the Teva exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates.  We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies.  We expect expenditures in investing activities for the purchase of production equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs and one ANDS that are pending FDA and Health Canada approval.

STRATEGY

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths for which final FDA approval has been received) and product candidates in various stages of development, including ANDAs filed with the FDA. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505(b)(2) regulatory pathway. The Company intends to increase its research and development (“R&D”) emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the United States and ANDSs for Canada.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$725	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$746	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$301	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$791	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA and ANDS application for commercialization approval for 5 strengths under review by FDA and Health Canada	ANDA ANDS	$1,262	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$431	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$99	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$785	Intellipharmaceutics
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$2.2	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$264	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	IND application for Phase III clinical trial	NDA 505(b)(2)	$2,302	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial Pre-IND meeting request for Phase III clinical trial	NDA 505(b)(2)	$3,257	Intellipharmaceutics

Notes:

(1)	There can be no assurance when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths for the 12 months ended February 2015 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder.  On November 21, 2005, we entered into a license and commercialization agreement with Par (as amended the “Par agreement”) pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the United States. Calendar quarterly payments are payable by Par to us as calculated  pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis.  We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware.  In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties.  Teva launched their own 5 mg and 10 mg strengths of generic of Focalin XR® capsules on November 11, 2014 and February 2, 2015, respectively.  We believe that Par intends to launch the 5mg strength in May 2015 and the 10 mg strength in August 2015, upon the expiry of the Teva exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Rexista™ Oxycodone XR (Oxycodone Hydrochloride Controlled-Release)

One of our non-generic products under development is Rexista™ Oxycodone XR (oxycodone hydrochloride controlled-release capsules), intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ Oxycodone XR is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of anticipated physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting.

The Company recently submitted an IND to the FDA for Rexista™ Oxycodone XR in anticipation of the commencement of Phase III clinical trials.  Planning bas begun for the Phase III trials that will examine the efficacy and safety of Rexista™ Oxycodone XR in individuals with chronic low back pain.

We recently conducted and analyzed the results of three definitive open label, blinded, randomized, crossover, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to Oxycontin™ under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers.  Intellipharmaceutics has received topline data results from all three studies. The first study, a single dose steady-state fasting study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 94.95 percent (90 percent confidence interval of 81.29 to 110.89 percent) and on the measure of area under the curve steady state (AUCss) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 100.54 percent (90 percent confidence interval of 89.97 to 112.34 percent).

The second study, a single dose fasting study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 92.69 percent (90 percent confidence interval of 80.26 to 107.04 percent), on the measure of area under the curve time (AUCt) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 100.53 percent (90 percent confidence interval of 95.13 to 106.53 percent) while on the measure of area under the curve infinity (AUCinf) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 114.87 percent (90 percent confidence interval of 108.21 to 121.93 percent).

The third study, a single dose fed study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 91.66 percent (90 percent confidence interval of 80.21 to 104.75 percent), on the measure of area under the curve time (AUCt) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 103.21 percent (90 percent confidence interval of 94.15 to 113.15 percent) while on the measure of area under the curve infinity (AUCinf) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 107.39 percent (90 percent confidence interval of 98.62 to 107.39 percent).

The results of these studies suggest that the bioavailability of single dose of Rexista™ Oxycodone XR was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value of AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ Oxycodone XR and OxyContin®.  The ratios obtained were within 80% - 125% at the 90% confidence interval.  This indicates that the technology platform in our formulation of Rexista™ Oxycodone XR, the Point of Divergence Drug Delivery System (“nPODDDSTM”), does not interfere with the bioavailability of oxycodone.  We intend to apply the nPODDDSTM technology platform to other opioid drug candidates (e.g., oxymorphone, hydrocodone, morphine).

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

Our Rexista™ Oxycodone XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ oxycodone suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Subject to the availability of funds, we expect to begin a series of clinical trials in Canada and the United States in the coming months to further evaluate Rexista™ incorporating our PODRAS™ platform.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' Rexista oxycodone  application.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, BID and TID, are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In the first quarter of 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Recently, the FDA accepted a Pre-IND meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule.  Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. This Pre-IND request with the FDA is focused on the Company’s proposed Phase III clinical program.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were lower in the three months ended February 28, 2015 when compared to the three months ended February 28, 2014 was due to the strengthening of the US dollar versus the Canadian dollar during the three months ended February 28, 2015. Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars, requiring under U.S. GAAP the prospective reclassification of the derivative liabilities to equity, as discussed further below.

	For the three months ended
	February 28,	February 28,
	2015	2014
	(unaudited)	(unaudited)
	$	$
Revenue:	1,139,685	4,681,058
Expenses:	1,986,951	2,435,771
Net (loss) income from operations	(847,266)	2,245,287
Net (loss) income per share
Basic	(0.04)	0.10
Diluted	(0.04)	0.09

	As at
	February 28,	November 30,
	2015	2014
	(unaudited)
	$	$
Cash	4,224,083	4,233,975
Total assets	7,315,205	7,875,035

Convertible debenture	1,428,608	1,377,302
Total liabilities	3,131,963	2,965,671
Shareholders' equity	4,183,242	4,909,364
Total liabilities and shareholders equity	7,315,205	7,875,035

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the three months ended February 28, 2015.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services.

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the Par agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

The Company has a licensing and manufacturing agreement with Teva by which the Company has granted Teva an exclusive license to market in the U.S. an extended release drug product candidate for which the Company has an ANDA pending for FDA approval.  Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the Par agreement, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. For the three months ended February 28, 2015, the Company recognized milestone revenue of $Nil (three months ended February 28, 2014 - $245,833).

Research and development

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the three months ended February 28, 2015, the Company received an amount of $150,000 and recorded it as unearned revenue, as it did not meet the criteria for recognition.

Other incidental services

Incidental services which we may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Translation of Foreign Currencies

Effective December 1, 2013, the Company changed its functional currency to the U.S dollar. The change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed below. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the three months ended February 28, 2015 and year ended November 30, 2014 was the U.S. dollar.

Warrants

In fiscal 2013, the warrants were presented as a liability because they did not meet the criteria of ASC Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed above, the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 5 to our condensed unaudited interim consolidated financial statements for the three months ended February 28, 2015.  At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015.

Recently adopted accounting pronouncements

In March 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation  Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”.  The amendments are effective prospectively for reporting periods beginning after December 15, 2013.  Early adoption and retrospective application are permitted.  The Company adopted this standard on December 1, 2014.  The adoption did not have an impact on the Company’s condensed unaudited interim consolidated financial statements for the three month period ended February 28, 2015.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company adopted this standard on December 1, 2014.  The adoption did not have an impact on the Company’s condensed unaudited interim consolidated financial statements for the three month period ended February 28, 2015.

Future Accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.  The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

In June 2014, the FASB issued ASU No. 2014-121 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In August 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In February, 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU No. 2015-02 is effective for periods beginning after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Over the last several years, the FDA, through the Office of Generic Drugs (“OGD”) that approves ANDAs, has experienced a significant deterioration in ANDA approval timelines.  The Company believes that, as of December 2014, the average ANDA approval time exceeded 40 months.  The FDA has attributed this backlog principally to:

•	significant growth in ANDA submissions, particularly foreign submissions
•	an increase in the number of complex products
•	an increase in the number of foreign site inspections
•	limited resources to handle the growth and complexity of submissions

In order to address the significant backlog, the Generic Drug User Fee Amendments of 2012 (“GDUFA”) was passed.  Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis.  The Company currently has 5 ANDAs that exceed the 40 month average.  We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and remain optimistic that the FDA will be successful in reducing the backlog, however, there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.

The following are selected financial data for the three months ended February 28, 2015 and February 28, 2014.

	For the three months ended
	February 28,	February 28,
	2015	2014	Change
	(unaudited)	(unaudited)
	$	$	$	%
Revenue:
Licensing	1,139,685	4,435,225	(3,295,540)	-74%
Milestone	-	245,833	(245,833)	-100%
	1,139,685	4,681,058	(3,541,373)	-76%

Expenses:
Research and development	1,018,322	1,357,446	(339,124)	-25%
Selling, general and administrative	883,955	1,006,718	(122,763)	-12%
Depreciation	84,674	71,607	13,067	18%
	1,986,951	2,435,771	(448,820)	-18%

(Loss) income from operations	(847,266)	2,245,287	(3,092,553)	-138%

Net foreign exchange gain	30,202	38,300	(8,098)	-21%
Interest income	-	126	(126)	-100%
Interest expense	(97,596)	(82,278)	(15,318)	19%

Net (loss) income for the period	(914,660)	2,201,435	(3,116,095)	-142%

Three Months Ended February 28, 2015 Compared to the Three Months Ended February 28, 2014

Revenue
The Company recorded revenues of $1,139,685 for the three months ended February 28, 2015 versus $4,681,058 for the three months ended February 28, 2014. In November 2013 the Company received FDA approval of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par.

In the first quarter of 2015, we recognized licensing revenue of $1,139,685 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) under the Par agreement compared to licensing revenue of $4,435,225 in the first quarter of 2014. The higher revenue in the first quarter of 2014 represents the commercial generic sales in the early stages of marketing the generic product in those strengths. Consequently, the pricing environment in the first quarter of 2014 was quite favourable, as was our market share. In the three months ended February 28, 2014, we also recognized milestone revenue of $245,833 under the Par agreement, which was tied to the achievement of our product being either the only generic in the market or having only one generic competitor. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. In the first quarter of 2015, we faced four generic competitors, and to a lesser extent, a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. The most recent quarter was also impacted by wholesaler buying patterns, with January and February showing lower than average unit sales into the wholesale network. This revenue represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules will continue to be subject to seasonal fluctuations and wholesaler buying patterns.

Research and Development
Expenditures for R&D for the three months ended February 28, 2015 were $1,018,322, which were lower by $339,124 in comparison to the three month period ended February 28, 2014. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the three months ended February 28, 2015, we recorded $819 of expenses for stock-based compensation for R&D employees, and there was no expense of performance-based stock options. In the three months ended February 28, 2014, we recorded $nil as expenses for stock-based compensation for R&D employees, and there was no expense for performance-based stock options.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended February 28, 2015 were lower by $339,943 compared to the prior period. This is primarily attributed to the U.S. dollar strengthening by 13% versus the Canadian dollar (local salaries are paid in Canadian funds). During the quarter ended February 28, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(B)(2) product candidates, and paid bonuses to certain non-management employees in R&D departments.

Selling, General and Administrative
Selling, general and administrative expenses were $883,955 for the three months ended February 28, 2015 in comparison to $1,006,718 for the three months ended February 28, 2014, a decrease of $122,763.  The decrease is primarily due to strengthening of the US dollar by 13% versus the Canadian dollar in the first quarter of 2015. In addition, the decrease is also due in part to a decrease in travel expenditures related to business development activities discussed in greater detail below.

Expenditures for wages and benefits for the three months ended February 28, 2015 were $293,231 in comparison to $279,259 for the three months ended February 28, 2014.   This increase is attributable to the options expensed in the period.  In the three months ended February 28, 2015, we recorded $24,693 as expenses for stock-based compensation compared to $6,537 for the three months ended February 28, 2014. After adjusting for the stock-based compensation expenses discussed above, expenditures for wages and benefits for the three months ended February 28, 2015 were lower by $4,184 compared to the prior period primarily attributable to the strengthening of the US dollar versus the Canadian dollar in the first quarter of 2015.

Administrative costs for the three months ended February 28, 2015 were $468,513 in comparison to $581,376 for the three months ended February 28, 2014.  The decrease is related to the timing difference as to when certain professional fees were accrued.

Marketing costs for the three months ended February 28, 2015 were $102,637 in comparison to $125,784 for the three months ended February 28, 2014.  This decrease is primarily the result of a decrease in travel expenditures related to business development activities.

Occupancy costs for the three months ended February 28, 2015 were $19,574 in comparison to $20,299 for the three months ended February 28, 2014.  The decrease is due to the weakness of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation
Depreciation for the three months ended February 28, 2015 was $84,674 in comparison to $71,607 for the three months ended February 28, 2014. The increase is primarily due to a higher rate of additional investment in equipment and computer equipment during the previous year.

Foreign Exchange Gain
Foreign exchange gain was $30,202 for the three months ended February 28, 2015 in comparison to a gain of $38,300 in the three months ended February 28, 2014.  The foreign exchange gain for the three months ended February 28, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar during the three months ended February 28, 2015 as the exchange rates changed to $1.00 for C$1.2503 as at February 28, 2015 from $1.00 for C$1.1440 as at November 30, 2014. The foreign exchange gain for the three months ended February 28, 2014 was due to the change in functional currency from Canadian dollars to U.S. dollars, effective December 1, 2013, in combination with the strengthening of the U.S. dollar against the Canadian dollar during the three months ended February 28, 2014 as the exchange rates changed to $1.00 for C$1.1074 as at February 28, 2014 from $1.00 for C$1.0620 as at November 30, 2013.

Interest Income
Interest income for three months ended February 28, 2015 was lower by $126 in comparison to the prior period. In the first quarter of 2015, interest was lower largely due to lower average amounts of cash equivalents on hand compared to the prior period.

Interest Expense
Interest expense for the three months ended February 28, 2015 was higher by $15,318 compared with the prior period. This is primarily because the interest expense paid in 2015, on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 8%, was over a three month period in comparison to the first quarter in 2014 where the Debenture interest was over a two month period.

Net (loss) income
The Company recorded net loss for the three months ended February 28, 2015 of $914,660 or $0.04 per diluted common share, compared with a net income of $2,201,435 or $0.09 per common share for the three months ended February 28, 2014. For the three months ended February 28, 2015, the net loss was attributed to lower licensing revenues compared to the prior period. Revenue in the three months ended February 28, 2015, was $1,139,685 versus $4,681,058 in the prior period. This is primarily due to the loss of exclusivity on the 15mg strength of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.  In the first quarter of 2015, we faced four generic competitors and a softening of pricing conditions and market share, consistent with post-exclusivity experience.  In the three months ended February 28, 2014, we also accrued milestone revenue of $245,833 under the Par agreement, which was tied to the achievement of our product being either the only generic in the market or having only one generic competitor.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our condensed unaudited interim consolidated financial statements for the three months ended February 28, 2015 and the three months ended February 28, 2014.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic(i)	Diluted(i)
	$	$	$	$
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09
November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period, offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15mg strength of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.  In the first quarter of 2015 we faced four generic competitors and a softening of pricing conditions and market share, consistent with post exclusivity experience.  The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15mg strength of dexmethylphenidate hydrochloride extended-release capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from dexmethylphenidate hydrochloride extended-release capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. The net income in the first quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from dexmethylphenidate hydrochloride extended-release capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities.  The higher net income in the first quarter of 2014 is attributed to the licensing revenue from dexmethylphenidate hydrochloride extended-release capsules plus milestone revenue received under the Par agreement. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This loss partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths under the Par agreement. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities.  In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended
	February 28,	February 28,
	2015	2014	Change
	(unaudited)	(unaudited)
	$	$	$	%
Cash flows (used in) provided from operating activities	(127,547)	217,123	(344,670)	-159%
Cash flows provided from financing activities	149,148	4,692,587	(4,543,439)	-97%
Cash flows used in investing activities	(31,493)	(65,560)	34,067	-52%
(Decrease) increase in cash	(9,892)	4,844,150	(4,854,042)	-100%
Cash, beginning of period	4,233,975	760,586	3,473,389	457%
Cash, end of period	4,224,083	5,604,736	(1,380,653)	-25%

The Company had cash of $4,224,083 as at February 28, 2015 compared to $5,604,736 as at February 28, 2014. The decrease in cash during the three month ended February 28, 2015 is mainly a result of lower payments received from the commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, and reduced cash flows from financing activities which were mainly from option exercises. The increase in cash during the three months ended February 28, 2014 was mainly a result of the cash flows provided from operating activities which were from the licensing revenue, an increase in cash flows provided from financing activities which were mainly from common share sales under our at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the three months ended February 28, 2015, net cash flows used in operating activities decreased to $127,547 as compared to net cash flows provided from operating activities for the three months ended February 28, 2014 of $217,123. The February 28, 2015 decrease was due to the receipt of approximately $1.7 million as our payment relating to in commercial sales of Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by Par for the 15 and 30 mg strengths of the drug product for the period October 1, 2014 to December 31, 2014 under the Par agreement, compared to the receipt of $4.7 million relating to the sale of dexmethylphenidate hydrochloride extended-release capsules in the first quarter of 2014. In addition, during the first quarter of 2015 a decrease in R&D expenses and selling, general and administrative expenses attributable to the U.S dollar strengthening by 13% versus the Canadian dollar resulted in a decrease in net cash flows.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended February 28, 2015 and three months ended February 28, 2014, R&D expense was $1,018,322, and $1,357,446, respectively. For the three months ended February 28, 2015 and three months ended February 28, 2014, R&D expense before stock option expense was $1,017,503, and $1,357,446, respectively.  The decrease is primarily due to the weakening of the Canadian dollar.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive investment tax credits from various levels of government under the SR&ED incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

For the three months ended February 28, 2015, net cash flows provided from financing activities of $149,148 related to the exercise of options, partially offset by capital lease payments.  For the three months ended February 28, 2014, net cash flows provided from financing activities of $4,692,587 related principally to at-the-market issuances of 1,312,100 of our common shares sold on NASDAQ for gross proceeds of $4,944,014 and net proceeds to us of $4,808,054.

For the three months ended February 28, 2015, net cash flows used in investing activities of $31,493 related mainly to the purchase of production equipment due to the acceleration of product development activities. For the three months ended February 28, 2014, net cash flows used in investing activities of $65,560 related mainly to the purchase of production equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ending February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA, ANDS and NDA 505(b)(2) product candidates.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval or Health Canada for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

The Company received final approval from the FDA in November 2013 to launch generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties.  Teva launched their own 5 mg and 10 mg strengths of generic Focalin XR® capsules on November 11, 2014 and February 2, 2015 respectively.  We believe that Par intends to launch the 5mg strength in May 2015 and the 10mg strength in August 2015, upon the expiry of the Teva exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

As of April 14, 2015, we had a cash balance of $3.4 million, which we expect will fund our currently projected operations through June 2015.  In order for us to continue operations at currently projected levels beyond June 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations.  Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Rexista OxycodoneTM XR and RegabatinTM XR 505(b)(2), and selected generic, product candidate development projects. For the 505(b)(2) product candidates, clinical trials beyond Phase I can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

Effective October 1, 2014, the January 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to July 1, 2015.  The Company currently expects to repay this amount, subject to the availability of cash, on or about July 1, 2015.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.  Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDS or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of February 28, 2015 was 23,541,611, an increase of 85,000 from November 30, 2014 as a result of the exercises of options for 85,000 common shares. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. An aggregate of 1,689,500 common shares were sold for net proceeds of $6,390,670 in the year ended November 30, 2014. No sales were made under the equity distribution agreement in the three months ended February 28, 2015.   There can be no assurance that any additional shares will be sold under our at-the-market program. The number of options outstanding as of February 28, 2015 is 4,734,042, a decrease of 124,166 from November 30, 2014, due to 85,000 options exercised, 39,166 options forfeited during the three months ended February 28, 2015. The warrants outstanding as of February 28, 2015 represent 2,291,075 common shares issuable upon the exercise of outstanding common share purchase warrants. The number of deferred share units outstanding as of February 28, 2015 is 50,347, an increase of 1,338 from November 30, 2014. As of April 14, 2015 the number of shares outstanding is 23,541,611.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of February 28, 2015. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX gain while a weakening U.S. dollar will lead to a FX loss.

CAPITAL RESOURCES

At February 28, 2015, our cash totalled $4,224,083 compared to $4,233,975 as at November 30, 2014.  There was no significant change in cash from November 30, 2014 mainly due to the $1.7million payment received from Par for the commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, for the period October 1, 2014 to December 31, 2014, which was principally used to fund the operating activities for the three months ended February 28, 2015.

At February 28, 2015, shareholders’ equity was $4,183,242 compared to shareholders’ equity of $4,909,364 at November 30, 2014. The decrease was due to the loss from operations during the period.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $0.8 million at February 28, 2015 from November 30, 2014, mainly as a result of the decrease in accounts receivable impacted by wholesaler buying patterns, with January and February showing lower than average unit sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. As of April 14, 2015, we had a cash balance of $3.4 million, which we expect will fund our currently projected operations through June 2015.  In order for us to continue operations at currently projected levels beyond June 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations.  Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Effective October 1, 2014, the January 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended, to July 1, 2015. The Company currently expects to repay this amount, subject to the availability of cash, on or about July 1, 2015.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures in the three months ended February 28, 2015 were $31,493, compared to $65,560 in the three months ended February 28, 2014. Capital expenditures in 2015 and 2014 relate to the purchase of production and laboratory equipment.  We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises which will expire in November 2015, with an option to extend the lease for five additional years on terms we currently believe to be favourable.

					February 28, 2015
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	716,506	-	-	-	-	716,506
Accrued liabilities	604,480	-	-	-	-	604,480
Capital lease	6,238	6,238	6,238	6,238	36,148	61,100
Related parties
Employee costs payable	178,879	-	-	-	-	178,879
Convertible debenture	45,339	1,515,277	-	-	-	1,560,616
	1,551,442	1,521,515	6,238	6,238	36,148	3,121,581

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at February 28, 2015, and continuing as at April 14, 2015, the Company is not aware of any pending or threatened material litigation claims against the Company, other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the Parties have stipulated to the full and final dismissal of all litigation noted above, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although the Company cannot predict whether these discussions will result in a settlement.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million.  The Debenture was to mature January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015.  The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount, subject to the availability of cash, on or about July 1, 2015.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at February 28, 2015. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at February 28, 2015.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of February 28, 2015. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of February 28, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of February 28, 2015, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release capsules and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that our revenues derived from our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules are subject to seasonal fluctuations and wholesaler buying patterns. These products are indicated for conditions including attention deficit hyperactivity disorder, which we expect may see increases in prescription rates during the school term and declines in prescription rates during summer vacations and other school holidays.

Since we commenced operations we have incurred accumulated losses through February 28, 2015.  We had an accumulated deficit of $46.3 million as of February 28, 2015 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of April 14, 2015, we had a cash balance of $3.4 million, which we expect will fund our currently projected operations through June 2015.  In order for us to continue operations at currently projected levels beyond June 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations.  Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.
Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov